Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,					Pro Forma
	Six						Six
	Months						Months	Year
	Ended						Ended	Ended
	June 30,						June 30,	December
	2011	2010	2009	2008	2007	2006	2011	31, 2010
Consolidated net loss	$(31,019)	$(13,888)	$(19,748)	$(35,341)	$(56,652)	$(82,142)	$(31,019)	$(13,888)
Plus:
Income taxes	4,590	779	13,233	6,829	893	19,037	4,590	779
Fixed charges	24,624	48,371	43,708	48,498	51,672	23,485	27,788 (3)	51,408	(3)
Less:
Interest capitalized	5,573	2,582	—	—	—	—	5,573	2,582
Noncontrolling interest in pre-tax earnings of subsidiaries that have not incurred fixed charges	83	416	393	486	909	211	83	415

Total earnings (loss)(1)	$(7,461)	$32,264	$36,800	$19,500	$(4,996)	$(39,831)	$(4,298)	$35,302

Fixed charges:(2)
Interest expense	$18,798	$45,789	$43,708	$48,498	$51,672	$23,485	(3)	(3)
Capitalized interest	5,573	2,582	—	—	—	—	(3)	(3)
Amortization of capitalized expenses related to indebtedness	253	—	—	—	—	—	(3)	(3)

Total fixed charges	$24,624	$48,371	$43,708	$48,498	$51,672	$23,485	$27,788	$51,408

Insufficiency of earnings to fixed charges	(0.30)	0.67	0.84	0.40	(0.10)	(1.70)	(0.15)	0.69

Earnings (loss)	$(7,461)	$32,264	$36,800	$19,500	$(4,996)	$(39,831)	$(4,298)	$35,302
Fixed charges	24,624	48,371	43,708	48,498	51,672	23,485	27,788	51,408

Earnings necessary to achieve a 1:1 ratio	$32,085	$16,107	$6,908	$28,998	$56,668	$63,316	$32,085	$16,106

(in thousands of U.S. dollars except ratio data)

(1)	We did not incur any amortization of capitalized interest nor did we own any equity method investees for which we received distributions or recognized pre-tax losses in any of the periods presented. Additionally, we did not have any preferred security dividend requirements during any of the periods presented.

(2)	We did not incur or accrue any amounts with respect to the guarantee of other parties’ obligations. With respect to the estimated interest component of rental expense, we have not entered into any financing leases. With respect to our operating leases, we lease a portion of the building where our corporate offices are located, as well as the specialized earth stations, or satellite control centers, where certain of our operations are located. Our annual rental expense for these two operating leases is approximately $1.0 million per year. We do not consider that the implied interest component of these two leases would materially affect the computation of ratio of earnings to fixed earnings. Accordingly, such component has not been considered in the table above.

(3)	Pro forma fixed charges are calculated as follows:

	Six Months Ended	Year Ended
	June 30, 2011	December 31, 2010
Historical fixed charges	$24,624	$48,371
Less: Interest on old debt for the period	12,274	27,838
Plus: Interest on new debt for the period	15,438	30,875

Pro forma fixed charges	27,788	51,408